3/7-03

**A 3/5/2003

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

[redacted]

03014449

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-25976

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kellner, DiLeo & Co., L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

900 Third Avenue, Suite 1000
(No. and Street)

New York, (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Glen M. Friedman (212) 350-0262
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

1177 Avenue of the Americas, (Address) New York, (City) NY (State) 10036 (Zip Code)

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 03 2003
WASH. D.C.
155

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

A 3/19/03

OATH OR AFFIRMATION

I, Glen M. Friedman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kellner, DiLeo & Co., L.P., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

KELLY RICE
Notary Public, State Of New York
No.01RI5077019
Qualified In New York County
Commission Expires May 19, 2003

Notary Public

Signature

Chief Financial Officer
Title

KELLY RICE
Notary Public, State Of New York
No.01RI5077019
Qualified In New York County
Commission Expires May 19, 2003

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Kellner, DiLeo & Co.

Consolidated Statement of Financial Condition
As of December 31, 2002

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Accountants

To the Partners of Kellner, DiLeo & Co.:

We have audited the accompanying consolidated statement of financial condition of Kellner, DiLeo & Co. ("the Company") as of December 31, 2002. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The Company declined to present a condensed schedule of investments as of December 31, 2002. Presentation of a condensed schedule of investments is required by accounting principles generally accepted in the United States of America.

In our opinion, except that the omission of a condensed schedule of investments results in an incomplete presentation as explained in the preceding paragraph, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP

February 20, 2003

Kellner, DiLeo & Co.
Consolidated Statement of Financial Condition
As of December 31, 2002

Assets		
Cash		$ 4,443,365
Securities owned, at market value		
Securities owned	$ 84,608,508	
Securities owned, held by clearing broker	45,695,557	
Securities owned, held by other brokers	14,043,144	
		144,347,209
Receivable from brokers, dealers and clearing organizations		962,453,328
Furniture, equipment and leasehold improvements, at cost, net of accumulated depreciation of $1,699,925		584,576
Other assets		1,189,979
Total assets		$ 1,113,018,457
Liabilities and Partners' Capital		
Liabilities		
Bank loans		$ 65,000
Securities sold, but not yet purchased, at market value		53,467,143
Payable to brokers, dealers and clearing organizations		911,097,629
Other liabilities		2,452,834
Total liabilities		967,082,606
Partners' capital		
Limited partners		140,069,573
General partner		5,866,278
Total partners' capital		145,935,851
Total liabilities and partners' capital		$ 1,113,018,457

The accompanying notes are an integral part of this consolidated statement of financial condition.

1. **Organization and Activities**

Kellner, DiLeo & Co. ("KD & Co."), a Delaware limited partnership formed on March 12, 1981, is registered as a broker-dealer under Federal and New York State securities laws and as an investment adviser under the Investment Advisers Act of 1940. KD & Co. engages in risk arbitrage investing (i.e., investing in the securities of public companies which are the subjects of announced mergers) and the related trading of securities and options. The consolidated statement of financial condition includes the accounts of KD & Co. and its wholly owned subsidiary JWS Trading Corp. ("JWS"), a British Virgin Islands Corporation, (collectively the "Company"). All material intercompany balances and transactions have been eliminated.

2. **Significant Accounting Policies**

Basis of presentation
The Company's records are maintained on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America.

Financial instruments include derivative securities which are used for trading and hedging purposes. These instruments are recorded in the consolidated statement of financial condition at market value at on the basis of exchange quotations.

All other financial instruments are carried at values which approximate their fair values.

Securities transactions
Transactions in securities are recorded on a trade-date basis.

Securities owned and securities sold, but not yet purchased by the Company, are stated at market value on the basis of exchange quotations.

Securities lending activities
Securities borrowed and securities loaned are carried at the amount of cash collateral advanced or received. The Company monitors the market value of securities borrowed and loaned on a daily basis with additional collateral obtained or refunded as necessary.

Clearing agreement
The Company clears certain of its securities transactions through a clearing broker on a fully disclosed basis. Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no determinable amount assignable to this right. At December 31, 2002, the Company has recorded no liabilities with regard to this right.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing broker and all counterparties with which it conducts business.

Translation of foreign currencies
The accounts of the Company are maintained in U.S. dollars. Assets and liabilities denominated in currencies other than the U.S. dollar have been translated at exchange rates prevailing as of the end of the year.

Fixed assets
Depreciation of furniture and fixtures is computed by using the straight-line method over the estimated useful lives of the related assets (generally seven years). Computer equipment is depreciated over five years. Communications equipment is depreciated over ten years. Leasehold improvements are amortized on a straight-line basis over ten years or the life of the lease, if shorter.

Income taxes
Income taxes have not been provided on profits of the Company, as partners are individually liable for their own tax payments.

Other assets
Other assets include receivables from affiliates, management and administrative fees receivable and dividends receivable.

Other liabilities
Other liabilities include capital contributions received in advance of $1,450,000.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

3. Receivable from and Payable to Brokers, Dealers and Clearing Organizations

Amounts receivable from and payable to brokers, dealers and clearing organizations at December 31, 2002 consist of the following:

Securities borrowed	$ 959,748,251
Other amounts due from brokers, dealers and clearing organizations	2,705,077
Total receivable	$ 962,453,328
Securities loaned	$ 898,507,364
Other amounts payable to brokers, dealers and clearing organizations	12,590,265
Total payable	$ 911,097,629

4. Securities Owned and Securities Sold, but Not Yet Purchased

Securities owned and securities sold, but not yet purchased, at December 31, 2002 consist of the following:

	Owned	Sold but Not Yet Purchased
U.S. dollar denominated stocks	$ 122,958,298	$ 53,467,143
Non-U.S. dollar denominated stocks	21,203,911	-
Equity options	185,000	-
	$ 144,347,209	$ 53,467,143

Securities sold, but not yet purchased, represent obligations of the Company to deliver specified securities at the contracted prices and thereby create a liability to repurchase the securities in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet market risk, as the Company's ultimate obligation to satisfy securities sold, but not yet purchased, may exceed the amount recognized in the financial statement.

The Company has loaned to brokers and dealers securities owned, having a market value of approximately $859,294,000. In addition, the Company has borrowed from brokers and dealers, securities having a market value of approximately $927,782,000.

Under SFAS 140, securities owned which can be resold or re-hypothecated by the holder have been reclassified to securities owned, held by clearing broker and other brokers.

5. Bank Loans

Bank loans at December 31, 2002 consist of demand loans of $65,000, which bear interest at rates between 2.24% and 3.06%. Such loans are fully collateralized by certain of the Company's marketable securities, which are valued at $12,593,344 on December 31, 2002.

6. Commitments and Contingencies

The Company is obligated under a lease commitment for its office space, which expires on December 31, 2004. The lease contains renewal options and provisions for rent escalations based on increased costs by the lessor. The minimum rental commitment under this lease is as follows:

2003	$ 391,860
2004	391,860
	$ 783,720

At December 31, 2002, the Company is contingently liable for letters of credit aggregating $870,000, $370,000 of which are collateralized by $1,449,800 of the Company's marketable securities at December 31, 2002. Such letters of credit are primarily used to satisfy margin deposits at clearing organizations.

7. Net Capital Requirements

KD & Co. is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1 or "the Rule"), which requires the maintenance of minimum net capital. KD & Co. has elected to use the alternative method permitted by the Rule, which requires that it maintain minimum net capital, as defined, of $250,000. KD & Co. has net capital of $72,286,913 at December 31, 2002, which exceeds requirements by $72,036,913.

Anticipated partners' capital withdrawals of approximately $13,000,000 are expected within the six months following December 31, 2002.

KD & Co. is exempt from the provisions of the Securities and Exchange Commission's Rule 15c3-3 pursuant to paragraph (k)(2)(ii), since it maintains no customer accounts.

8. Financial Instruments

The Company enters into transactions in derivative financial instruments with varying degrees of off-balance sheet risk as part of its normal proprietary trading activities and in order to reduce its exposure to market risk in connection with these activities. The values of these instruments are a function of the underlying securities values and volatilities and include purchases and sales of equity option contracts. Generally, these financial instruments represent future commitments to purchase or sell other financial instruments at specified terms at specified future dates.

As a writer or holder of equity options, the Company receives or pays premiums in exchange for bearing the risk of unfavorable changes in the prices of the securities underlying the options.

A summary of the Company's significant financial instrument commitments at December 31, 2002 follows:

	Notional Contract Value
Equity options:	
Calls	$ 4,000,000

A summary of the fair value of the Company's derivative financial instruments follows:

	Fair Value as of December 31, 2002	
	Long	Short
Equity options	$ 185,000	$ -

The majority of the Company's transactions relate to trading in quoted securities on national securities exchanges with a diverse group of corporate and institutional counterparties. The securities loaned and securities borrowed transactions are collateralized and executed with major domestic and international brokers and dealers. The Company's exposure to credit risk associated with the nonperformance of these counterparties in fulfilling their contractual obligations for such transactions can be directly impacted by a volatile trading market which may impair the counterparties' ability to satisfy their obligations to the Company. Securities loaned and securities borrowed transactions are entered into to facilitate the trading operations and as part of a conduit business. Exposure is monitored on a daily basis, with additional collateral obtained or refunded as necessary.

9. Related Party Transactions

In the normal course of business, the Company pays certain expenses on behalf of its affiliates. The timing and payment of these amounts periodically causes payables and receivables between the affiliates.

The Company serves as the investment advisor to certain affiliates. The Company receives a management fee at the rate of 1.5% per annum, payable in arrears, based on the affiliates net asset value.

The Company also provides administrative services to certain affiliates. The Company is reimbursed for all expenses incurred in connection with the provision of services to the affiliates. As stipulated in the Company's service agreement, the Company receives a monthly fee based upon the average net assets of the affiliates.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Accountants on Internal Control Required by SEC Rule 17a-5

To the Partners of Kellner, DiLeo & Co.:

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Kellner, DiLeo & Co. (the "Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11);
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
3. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
2. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

PRICEWATERHOUSECOOPERS

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, the New York Stock Exchange and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 20, 2003